Exhibit 99.1

17 Education & Technology Group Inc. Announces Fourth

Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, China, March 8, 2021 — (GLOBE NEWSWIRE) —17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China with an “in-school + after-school” integrated model, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2020.

Fourth Quarter 2020 Highlights1

•	Net revenues were RMB486.8 million (US$74.6 million), representing a year-over-year increase of 153.1% from RMB192.3 million in the fourth quarter of 2019.

•	Net revenues from online K-12 tutoring services were RMB467.5 million (US$71.6 million), representing a year-over-year increase of 163.5% from RMB177.4 million in the fourth quarter of 2019.

•

Gross billings of online K-12 tutoring services[2] (non-GAAP) were RMB579.2 million (US$88.8 million), representing a year-over-year increase of 165.9% from RMB217.8 million in the fourth quarter of 2019.

•	Paid course enrollments[3] were approximately 849 thousand, representing a year-over-year increase of 165.2% from approximately 320 thousand in the fourth quarter of 2019.

•	Gross margin was 64.3%, improving from 62.9% in the fourth quarter of 2019.

•	Net loss was RMB365.1 million (US$55.9 million), compared with net loss of RMB177.7 million in the fourth quarter of 2019.

•

Adjusted net loss[4] (non-GAAP), which excluded share-based compensation expenses of RMB230.5 million (US$35.3 million), was RMB134.6 million (US$20.6 million), improving from adjusted net loss (non-GAAP) of RMB163.0 million in the fourth quarter of 2019. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 27.7% in the fourth quarter of 2020, improving from negative 84.8% in the fourth quarter of 2019.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2

“Gross billings of online K-12 tutoring services” for a specific period refer to the sum of cash received from each enrollment of the Company’s online K-12 tutoring courses in such period inclusive of the applicable value added tax (“VAT”) and surcharges, net of the total amount of refunds in such period.

3

Paid course enrollments” for a certain period refer to the cumulative number of paid courses enrolled in and paid for by the Company’s students, including multiple paid courses enrolled in and paid for by the same student.

4	Adjusted net loss represents net loss excluding share-based compensation expenses.

•	Average MAUs[5] of in-school applications for students was 20.4 million, representing a year-over-year increase of 28.1% from 15.9 million in the fourth quarter of 2019.

Fiscal Year 2020 Highlights

•	Net revenues were RMB1,294.4 million (US$198.4 million), representing a year-over-year increase of 218.6% from RMB406.2 million in 2019.

•	Net revenues from online K-12 tutoring services were RMB1,218.6 million (US$186.8 million), representing a year-over-year increase of 238.9% from RMB359.6 million in 2019.

•	Gross billings of online K-12 tutoring services (non-GAAP) were RMB1,654.6 million (US$253.6 million), representing a year-over-year increase of 202.6% from RMB546.7 million in 2019.

•	Paid course enrollments were approximately 2,018 thousand, representing a year-over-year increase of 178.0% from approximately 726 thousand in 2019.

•	Gross margin was 61.7%, improving from 57.3% in 2019.

•	Net loss was RMB1,339.9 million (US$205.3 million), compared with net loss of RMB963.8 million in 2019.

•

Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB356.0 million (US$54.6 million), was RMB983.9 million (US$150.8 million), compared with adjusted net loss (non-GAAP) of RMB870.7 million in 2019. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 76.0% in 2020, improving from negative 214.3% in 2019.

•	Average MAUs of in-school applications for students in 2020 was 19.7 million, representing a year-over-year increase of 40.1% from 14.1 million in 2019.

Mr. Andy Chang Liu, Founder, Chairman and Chief Executive Officer of 17EdTech commented, “17EdTech achieved solid growth during the fourth quarter of 2020, with net revenues hitting a record high of RMB486.8 million, which demonstrated the synergies between our in-school and after-school businesses. We are committed to our differentiated “in-school + after-school” integrated model in this highly competitive market. As one of our strategies, we have continued to invest in our smart in-school solutions in terms of products, content, services and school coverage. Our after-school business is very much supported by our in-school business, and we will continue to benefit from the extensive proprietary user base, localized content and data insights. The integrated model allows us to grow without the need to rely on massive spending on external traffic acquisition and hence allows us to enjoy healthy unit economics, despite the fierce competition in the industry.”

5

Average MAUs for a certain period is calculated by dividing (i) the sum of monthly active users (MAUs) for each month of such period by (ii) the number of months in such period. MAU for each month is the number of users that logged in to the in-school applications in that month at least once. When calculating MAU, each account is treated as a distinct user.

Mr. Liu continued, “The long-term trend of informatization within China’s education system presents tremendous growth opportunities. Government policy has also been supportive since technology will allow students across China to have a better chance than ever to access high quality learning opportunities and resources. We believe education informatization will provide tremendous room for our in-school products to grow in the years ahead.”

Mr. Michael Chao Du, Director and Chief Financial Officer of 17EdTech commented, “As we benefit from significant operational leverage under our “in-school + after-school” integrated model, we managed to achieve overall operational efficiency improvement together with our robust top-line growth, as demonstrated in the narrowing of adjusted net loss (non-GAAP) as a percentage of net revenues in the fourth quarter of 2020 when compared with that of the fourth quarter of 2019. Our differentiated integrated model has further allowed us to continue to grow at relatively attractive and stable customer acquisition costs.”

Fourth Quarter 2020 Unaudited Financial Results

Net Revenues

The following table sets forth a breakdown of total revenues by amounts and percentages (in thousands, except for percentages):

		For the three months ended December 31,
	2019			2020		Y/Y
	RMB	%	RMB	USD	%
Net revenues:
Online K-12 tutoring services	177,447	92.3%	467,507	71,649	96.0%	163.5%
Other educational services	14,855	7.7%	19,280	2,954	4.0%	29.8%

Total	192,302	100.0%	486,787	74,603	100.0%	153.1%

Net revenues for the fourth quarter of 2020 were RMB486.8 million (US$74.6 million), representing a year-over-year increase of 153.1% from RMB192.3 million in the fourth quarter of 2019. The increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

Net revenues from online K-12 tutoring services for the fourth quarter of 2020 were RMB467.5 million (US$71.6 million), representing a year-over-year increase of 163.5% from RMB177.4 million in the fourth quarter of 2019, accounting for 96.0% of total net revenues in the fourth quarter of 2020. The increase was primarily driven by an increase in paid course enrollments and an increase in the median level of our course fees. Paid course enrollments for the fourth quarter of 2020 were approximately 849 thousand, representing a year-over-year increase of 165.2% from approximately 320 thousand in the fourth quarter of 2019.

Net revenues from other educational services for the fourth quarter of 2020 were RMB19.3 million (US$3.0 million), representing a year-over-year increase of 29.8% from RMB14.9 million in the fourth quarter of 2019.

Cost of Revenues

Cost of revenues for the fourth quarter of 2020 was RMB173.6 million (US$26.6 million), representing a year-over-year increase of 143.6% from RMB71.3 million in the fourth quarter of 2019. The increase was primarily due to increases in compensation costs for instructors and tutors and teaching material costs, which were largely in line with the growth in our net revenues from online K-12 tutoring services as we provided services to more students.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2020 was RMB313.2 million (US$48.0 million), representing a year-over-year increase of 158.8% from RMB121.0 million in the fourth quarter of 2019. The increase was primarily driven by the increase in the net revenues.

Gross margin for the fourth quarter of 2020 was 64.3%, improving from 62.9% in the fourth quarter of 2019. The increase was attributable to the growth of the business operations scale and improvement in operational efficiency.

Total Operating Expenses

Operating expenses (in thousands, except for percentages):

		For the three months ended December 31,
	2019			2020		Y/Y
	RMB	%	RMB	USD	%
Sales and marketing expenses	141,561	73.6%	247,064	37,864	50.8%	74.5%
Research and development expenses	128,614	66.9%	192,139	29,447	39.5%	49.4%
General and administrative expenses	32,308	16.8%	237,171	36,348	48.7%	634.1%

Total operating expenses	302,483	157.3%	676,374	103,659	139.0%	123.6%

Total operating expenses for the fourth quarter of 2020 were RMB676.4 million (US$103.7 million), including RMB230.5 million (US$35.3 million) of share-based compensation expenses, representing a year-over-year increase of 123.6% from RMB302.5 million in the fourth quarter of 2019.

Sales and marketing expenses for the fourth quarter of 2020 were RMB247.1 million (US$37.9 million), including RMB23.4 million (US$3.6 million) of share-based compensation expenses, representing a year-over-year increase of 74.5% from RMB141.6 million in the fourth quarter of 2019. The increase was primarily due to increases in salaries and welfare for sales and marketing personnel, branding related expenses and promotional course6 expenses as the Company enhanced its sales and marketing efforts to propel the growth of the Company’s after-school tutoring services.

Research and development expenses for the fourth quarter of 2020 were RMB192.1 million (US$29.4 million), including RMB30.6 million (US$4.7 million) of share-based compensation expenses, representing a year-over-year increase of 49.4% from RMB128.6 million in the fourth quarter of 2019. The increase was primarily due to an increase in salaries and welfare for research and development personnel.

6	Promotional course refers to the online K-12 large-class after-school tutoring courses that are free.

General and administrative expenses for the fourth quarter of 2020 were RMB237.2 million (US$36.3 million), including RMB176.5 million (US$27.0 million) of share-based compensation expenses, representing a year-over-year increase of 634.1% from RMB32.3 million in the fourth quarter of 2019. The increase was primarily due to an increase in salaries and welfare for general and administrative personnel, among which share-based compensation expenses of RMB158.9 million (US$24.4 million) were recognized upon the completion of the Company’s initial public offering.

Loss from Operations

Loss from operations for the fourth quarter of 2020 was RMB363.2 million (US$55.7 million), compared with RMB181.4 million in the fourth quarter of 2019. Loss from operations as a percentage of net revenues for the fourth quarter of 2020 was negative 74.6%, improving from negative 94.4% in the fourth quarter of 2019.

Net Loss

Net loss for the fourth quarter of 2020 was RMB365.1 million (US$55.9 million), compared with net loss of RMB177.7 million in the fourth quarter of 2019.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the fourth quarter of 2020 was RMB134.6 million (US$20.6 million), compared with RMB163.0 million in the fourth quarter of 2019. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 27.7% in the fourth quarter of 2020, improving from negative 84.8% in the fourth quarter of 2019.

Please refer to the attached table for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Share Outstanding

As of December 31, 2020, the Company had 480,183,070 ordinary shares issued and outstanding.

Cash and Cash Equivalents and Restricted Cash

Other than restricted cash of RMB0.2 million (US$0.03 million), cash and cash equivalents were RMB2,835.0 million (US$434.5 million) as of December 31, 2020, compared with RMB653.9 million as of December 31, 2019. The increase was primarily attributable to RMB2,033.2 million (US$311.6 million) in proceeds received from the Company’s initial public offering net of issuance cost and RMB849.5 million (US$130.2 million) in proceeds from the issuance of our Series F convertible redeemable preferred shares.

Deferred Revenue (Current and Non Current)

Deferred revenue was RMB598.3 million (US$91.7 million) as of December 31, 2020, representing a year-over-year increase of 145.0% from RMB244.2 million as of December 31, 2019. The increase was primarily attributable to our rapid business expansion.

Fiscal Year 2020 Unaudited Financial Results

Net Revenues

The following table sets forth a breakdown of total revenues by amounts and percentages (in thousands, except for percentages):

		For the year ended December 31,
	2019			2020		Y/Y
	RMB	%	RMB	USD	%
Net revenues:
Online K-12 tutoring services	359,568	88.5%	1,218,564	186,753	94.1%	238.9%
Other educational services	46,677	11.5%	75,807	11,618	5.9%	62.4%

Total	406,245	100.0%	1,294,371	198,371	100.0%	218.6%

Net revenues in 2020 were RMB1,294.4 million (US$198.4 million), representing a year-over-year increase of 218.6% from RMB406.2 million in 2019. The increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

Net revenues from online K-12 tutoring services in 2020 were RMB1,218.6 million (US$186.8 million), representing a year-over-year increase of 238.9% from RMB359.6 million in 2019. The increase was primarily driven by an increase in paid course enrollments and an increase in the median level of our course fees. Paid course enrollments in 2020 were approximately 2,018 thousand, representing a year-over-year increase of 178.0% from 726 thousand in 2019. The year-over-year increase in the median level of the Company’s course fees was 33.8% from 2019 to 2020.

Net revenues from other educational services in 2020 were RMB75.8 million (US$11.6 million), representing a year-over-year increase of 62.4% from RMB46.7 million in 2019.

Cost of Revenues

Cost of revenues in 2020 was RMB495.7 million (US$76.0 million), representing a year-over-year increase of 185.7% from RMB173.5 million in 2019. The increase was primarily due to increases in compensation costs for instructors and tutors and teaching material costs, which were largely in line with the growth in our net revenues from online K-12 tutoring services as we provided services to more students.

Gross Profit and Gross Margin

Gross profit in 2020 was RMB798.7 million (US$122.4 million), representing a year-over-year increase of 243.1% from RMB232.8 million in 2019. The increase was primarily driven by the increase in the net revenues.

Gross margin in 2020 was 61.7%, improving from 57.3% in 2019. The increase was attributable to the growth of the business operations scale and improvement in operational efficiency.

Total Operating Expenses

Operating expenses (numbers in thousands, except for percentages):

		For the year ended December 31,
	2019			2020		Y/Y
	RMB	%	RMB	USD	%
Sales and marketing expenses	583,818	143.7%	1,097,932	168,265	84.8%	88.1%
Research and development expenses	491,266	120.9%	614,770	94,218	47.5%	25.1%
General and administrative expenses	157,793	38.8%	420,114	64,385	32.5%	166.2%

Total operating expenses	1,232,877	303.5%	2,132,816	326,868	164.8%	73.0%

Total operating expenses in 2020 were RMB2,132.8 million (US$326.9 million), including RMB356.0 million (US$54.6 million) of share-based compensation expenses, representing a year-over-year increase of 73.0% from RMB1,232.9 million in 2019.

Sales and marketing expenses in 2020 were RMB1,097.9 million (US$168.3 million), including RMB35.1 million (US$5.4 million) of share-based compensation expenses, representing a year-over-year increase of 88.1% from RMB583.8 million in 2019. The increase was primarily due to an increase in promotional course expenses as the Company enhanced its sales and marketing efforts to propel the growth of the Company’s after-school tutoring services.

Research and development expenses in 2020 were RMB614.8 million (US$94.2 million), including RMB68.7 million (US$10.5 million) of share-based compensation expenses, representing a year-over-year increase of 25.1% from RMB491.3 million in 2019. The increase was primarily due to an increase in salaries and welfare for research and development personnel.

General and administrative expenses for fiscal year 2020 were RMB420.1 million (US$64.4 million), including RMB252.3 million (US$38.7 million) of share-based compensation expenses, representing a year-over-year increase of 166.2% from RMB157.8 million in the fiscal year of 2019. The increase was primarily due to an increase in salaries and welfare for general and administrative personnel, among which share-based compensation expenses of RMB158.9 million (US$24.4 million) were recognized upon the completion of the Company’s initial public offering.

Loss from Operations

Loss from operations in 2020 was RMB1,334.1 million (US$204.5 million), compared with RMB1,000.1 million in 2019. Loss from operations as a percentage of net revenues for fiscal year 2020 was negative 103.1%, improving from negative 246.2% in fiscal year 2019.

Net Loss

Net loss in 2020 was RMB1,339.9 million (US$205.3 million), compared with net loss of RMB963.8 million in 2019.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) in 2020 was RMB983.9 million (US$150.8 million), compared with RMB870.7 million in 2019. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 76.0% in 2020, improving from negative 214.3% in 2019.

Please refer to the attached table for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Business Outlook

Based on our current estimates, total revenues for the first quarter of 2021 are expected to be between 458.0 million and 470.0 million, representing a year-over-year increase of 100.0% to 105.2% from the first quarter of 2020.

The above forecast reflects 17EdTech’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Supplemental Operating Information

•	As of December 31, 2020, the number of the Company’s instructors was 340, increasing from 206 as of December 31, 2019.

•	As of December 31, 2020, the number of the Company’s dedicated and full-time tutors was 3,402, increasing from 1,866 as of December 31, 2019.

Conference Call Information

The Company will hold a conference call on Monday, March 8, 2021 at 8:00 p.m. U.S. Eastern Time (Tuesday, March 9, 2021 at 9:00 a.m. Beijing time) to discuss the financial results for the fourth quarter of 2020.

Please note that all participants will need to preregister online prior to the call to receive the dial-in details.

Please note that participants need to pre-register for the conference call participation by navigating to http://apac.directeventreg.com/registration/event/1374628. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through March 15, 2021. The dial-in details are:

International:	+61 2 8199 0299
U.S. toll free:	18554525696
Passcode:	1374628

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses non-GAAP financial measures to gain an understanding of 17EdTech’s comparative operating performance and future prospects. Gross billings of online K-12 tutoring services and adjusted net loss are being used as non-GAAP measurements in evaluating the operating performance.

The Company defines gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. The Company generally bills its students for the entire course fee at the time of sale of its courses and recognizes revenue proportionally as the classes are delivered over a period typically lasting four months or less. The Company also offers students a content playback service once each of the live tutoring class is delivered. In the content playback service, students have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback is recognized proportionally over the playback period. The Company considers gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of its after-school tutoring services in general.

Adjusted net loss represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Gross billings of online K-12 tutoring services and adjusted net loss are used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that non-GAAP measures provide useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Group’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China with an “in-school + after-school” integrated model. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. Powered by its integrated model and technology, 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. Among other things, the description of the public offering in this announcement contain forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	653,859	2,834,962	434,477
Restricted cash	34,843	170	26
Prepaid expenses and other current assets	66,311	211,448	32,406
Amounts due from a related party	2,611	—	—

Total current assets	757,624	3,046,580	466,909

Non-current assets
Property and equipment, net	65,169	105,223	16,126
Right-of-use assets	78,637	200,157	30,675
Other non-current assets	16,859	37,782	5,790

TOTAL ASSETS	918,289	3,389,742	519,500

LIABILITIES
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Group of RMB9,000 and nil as of December 31, 2019 and 2020, respectively)	85,000	—	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB151,413 and RMB213,481 as of December 31, 2019 2020, respectively)	309,031	539,787	82,725
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to the Group of RMB224,092 and RMB571,827 as of December 31, 2019 and 2020, respectively)	243,521	596,307	91,388
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB28,179 and RMB46,835 as of December 31, 2019 and 2020, respectively)	43,152	69,409	10,637

Total current liabilities	680,704	1,205,503	184,750

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to the Group of RMB652 and RMB1,982 as of December 31, 2019 and 2020, respectively)	652	1,982	304
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB18,325 and RMB56,427 as of December 31, 2019 and 2020, respectively)	21,282	118,107	18,101

TOTAL LIABILITIES	702,638	1,325,592	203,155

MEZZANINE EQUITY
Series B convertible redeemable preferred shares	330,817	—	—
Series B+ convertible redeemable preferred shares	516,469	—	—
Series C convertible redeemable preferred shares	504,721	—	—
Series D convertible redeemable preferred shares	1,227,905	—	—
Series E convertible redeemable preferred shares	2,095,667	—	—

TOTAL MEZZANINE EQUITY	4,675,579	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares	37	—	—
Class A ordinary shares	—	275	42
Class B ordinary shares	—	38	6
Series A convertible preferred shares	54,256	—	—
Additional paid-in capital	—	10,653,403	1,632,705
Accumulated other comprehensive income	88,216	49,614	7,604
Accumulated deficit	(4,602,437)	(8,639,180)	(1,324,012)

TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(4,459,928)	2,064,150	316,345

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	918,289	3,389,742	519,500

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	192,302	486,787	74,603
Cost of revenues (Note 1)	(71,260)	(173,568)	(26,600)

Gross profit	121,042	313,219	48,003

Operating expenses (Note 1)
Sales and marketing expenses	(141,561)	(247,064)	(37,864)
Research and development expenses	(128,614)	(192,139)	(29,447)
General and administrative expenses	(32,308)	(237,171)	(36,348)

Total operating expenses	(302,483)	(676,374)	(103,659)

Loss from operations	(181,441)	(363,155)	(55,656)

Interest income	5,138	2,875	441
Interest expense	(151)	(84)	(13)
Foreign currency exchange loss	(1,366)	(9,236)	(1,415)
Other income, net	75	4,541	696

Loss before provision for income tax	(177,745)	(365,059)	(55,947)

Income tax expenses	—	—	—

Net loss	(177,745)	(365,059)	(55,947)

Accretion of convertible redeemable preferred shares	(156,832)	917,688	140,642

Net (loss) income available to ordinary shareholders of 17 Education & Technology Group Inc.	(334,577)	552,629	84,695

Net (loss) income per ordinary share
Basic	(5.78)	1.33	0.20
Diluted	(5.78)	(0.77)	(0.12)

Net (loss) income per ADS (Note 2)
Basic	(14.46)	3.33	0.51
Diluted	(14.46)	(1.92)	(0.29)

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	57,864,058	189,825,119	189,825,119
Diluted	57,864,058	476,257,122	476,257,122

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	2,120	23,386	3,584
Research and development expenses	5,802	30,579	4,686
General and administrative expenses	6,805	176,493	27,049

Total	14,727	230,458	35,319

Note 2: Two ADSs represent five Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	177,447	467,507	71,649

Add: VAT and surcharges	10,647	28,051	4,299
Add: ending deferred revenue	218,919	564,911	86,576
Add: ending refund liability	5,907	22,869	3,505
Less: beginning deferred revenue	190,179	488,078	74,801
Less: beginning refund liability	4,908	16,050	2,460

Gross billings of online K-12 tutoring services (non-GAAP)	217,833	579,210	88,768

	For the three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net Loss	(177,745)	(365,059)	(55,947)
Share-based compensation	14,727	230,458	35,319

Adjusted net loss	(163,018)	(134,601)	(20,628)

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	406,245	1,294,371	198,371
Cost of revenues (Note 1)	(173,476)	(495,671)	(75,965)

Gross profit	232,769	798,700	122,406

Operating expenses (Note 1)
Sales and marketing expenses	(583,818)	(1,097,932)	(168,265)
Research and development expenses	(491,266)	(614,770)	(94,218)
General and administrative expenses	(157,793)	(420,114)	(64,385)

Total operating expenses	(1,232,877)	(2,132,816)	(326,868)

Loss from operations	(1,000,108)	(1,334,116)	(204,462)

Interest income	23,834	8,422	1,291
Interest expense	(485)	(2,925)	(448)
Foreign currency exchange gain (loss)	12,907	(15,557)	(2,384)
Other income, net	102	4,268	654

Loss before provision for income tax	(963,750)	(1,339,908)	(205,349)

Income tax expenses	—	—	—

Net loss	(963,750)	(1,339,908)	(205,349)

Accretion of convertible redeemable preferred shares	(600,535)	(2,837,991)	(434,941)

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(1,564,285)	(4,177,899)	(640,290)

Net loss per ordinary share
Basic and diluted	(27.25)	(44.68)	(6.85)

Net loss per ADS (Note 2)
Basic and diluted	(68.12)	(111.70)	(17.12)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	57,410,827	93,503,437	93,503,437

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	8,737	35,077	5,376
Research and development expenses	22,508	68,688	10,527
General and administrative expenses	61,845	252,273	38,663

Total	93,090	356,038	54,566

Note 2: Two ADSs represent five Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	359,568	1,218,564	186,753

Add: VAT and surcharges	21,574	73,114	11,205
Add: ending deferred revenue	218,919	564,911	86,576
Add: ending refund liability	5,907	22,869	3,505
Less: beginning deferred revenue	57,155	218,919	33,551
Less: beginning refund liability	2,088	5,907	905

Gross billings of online K-12 tutoring services (non-GAAP)	546,725	1,654,632	253,583

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net Loss	(963,750)	(1,339,908)	(205,349)
Share-based compensation	93,090	356,038	54,566

Adjusted net loss	(870,660)	(983,870)	(150,783)